

September 19, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.448% Notes due September 16, 2032, Under Ford Credit Euro Medium-Term Notes due Nine Months or More From the Date of Issue Program, of FORD MOTOR CREDIT COMPANY LLC, under the Exchange Act of 1934.

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com